SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         NORTHWEST AIRLINES CORPORATION
             (Exact name of registrant as specified in its charter)

         Delaware                                               95-4205287
 (State of incorporation                                     (I.R.S. Employer
     or organization)                                      Identification No.)

2700 Lone Oak Parkway, Eagan, Minnesota                           55121
(Address of principal executive offices)                        (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class                      Name of exchange on which
to be so registered                      each class is to be registered
-------------------                      ------------------------------
Common Stock,                            Nasdaq Stock Market
par value $0.01 per share
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                                                                               2


                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.     Description of Registrant's Securities to be
            Registered.

      This Form 8-A/A is being filed to reflect the amendment of the Second Amended and Restated Certificate of Incorporation of Northwest Airlines Corporation (the "Northwest Charter"), adopted at the Annual Meeting of Stockholders held on April 24, 1998, to combine and reclassify the existing separate classes of voting and non-voting Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), and Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), into a single class of voting common stock.

Authorized Capital Stock

      Under the Northwest Charter, Northwest Airlines Corporation's ("Northwest") authorized capital stock consists of 315,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), and 45,020,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). Of such authorized shares of Preferred Stock, 25,000,000 shares have been designated Series C Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock"), 3,000,000 shares have been designated Series D Junior Participating Preferred Stock, par value $0.01 per share (The "Series D Junior Participating Preferred Stock"), and 17,020,000 shares are undesignated.

      There are currently no shares of Series D Junior Participating Preferred Stock outstanding. The Series D Junior Participating Preferred Stock is issuable upon exercise of Preferred Share Purchase Rights (the "Rights"), as described in Northwest's Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the "Commission") on November 17, 1995. Each share of Common Stock has one Right attached thereto.

      The Preferred Stock has preference over the Common Stock with respect to the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of Northwest. In addition, the Board of Directors of Northwest has the authority to issue additional shares of Preferred Stock in one or more series and to fix the voting and other powers, designations, dividends, preferences and relative, participating, optional, conversion, exchange, redemption and other special rights and qualifications, limitations or restrictions thereon of any such series of Preferred Stock.

Northwest Common Stock

      As of February 27, 1998, 98,146,317 shares of Class A Common Stock and 11,837 shares of Class B Common Stock were issued and outstanding.

      Each share of Common Stock is entitled to one vote at all meetings of stockholders of Northwest for the election of directors (other than directors elected by holders of the Series C Preferred Stock) and all matters submitted to stockholder vote.

      Holders of the Common Stock participate equally as to any dividends or other distributions, including dividends payable in shares of Common Stock (or securities having rights to acquire Common Stock). Upon any liquidation, dissolution or winding up of Northwest, holders of the Common Stock are entitled to share equally and ratably in the assets of Northwest, if any, remaining after the payment of all debts and liabilities of Northwest and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription or redemption rights and are not subject to further calls or assessments. Holders of Common Stock have no right to cumulate their votes in the election of directors. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable. The Common Stock is quoted on the Nasdaq National Market.
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                                                                               3


Northwest Preferred Stock

      As of February 27, 1998, 6,100,049 shares of Series C Preferred Stock were issued and outstanding.

Conversion Rights

      Each share of Series C Voting Preferred Stock is convertible at any time at the option of the holder thereof into 1.364 shares of Common Stock.

      Each share of Series C Voting Preferred Stock will automatically convert into 1.364 shares of the Common Stock upon the sale, transfer, exchange or other disposition of record or beneficial ownership of such share to (or with) any person who is not an employee trust or other "Qualified Holder" (a "Non-Qualified Sale").

Put Right

      During the 60-day period ending ten years after August 1, 1993 (the "Put Date"), the employee trusts and other "Qualified Holders" of the Series C Preferred Stock (generally consisting of current and former Northwest employees and their spouses, children and heirs) will have the right to put such stock to Northwest. Prior to the commencement of such 60-day period, Northwest will have the right to elect either (i) to repurchase such Series C Preferred Stock with cash equal to the Put Price (defined below) or with shares of Common Stock having an aggregate trading value (based on the average closing prices for Common Stock during the 30-day period ending on the Put Date) equal to the Put Price, or (ii) to permit the relevant trust or Qualified Holder either (A) to receive the number of shares of Common Stock into which such Series C Preferred Stock would otherwise then be convertible plus the "Excess Amount" (as defined below) in cash, or (B) to have such number of shares of Common Stock otherwise issuable upon conversion sold by Northwest, whereupon the relevant trust or Qualified Holder would receive in cash the proceeds realized upon such sale plus the Excess Amount.

      Notwithstanding the foregoing, any election by Northwest to provide those exercising put rights with shares of Common Stock in lieu of cash (as described in clause (i) of the preceding paragraph) would require the approval of a majority of the Series C Directors (such directors being described under "Voting Rights" below). Any decision by Northwest not to repurchase any shares of Series C Preferred Stock as described above requires the consent of a majority of the Series C Directors.

      The "Put Price" in 2003 of the Series C Preferred Stock to be issued will be equal to a pro rata portion of the actual savings resulting from labor cost savings agreements entered into in 1993 ($311.3 million as of December 31,
1997). The actual labor cost savings is calculated as the excess of the amount
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                                                                               4


Northwest would have paid its employees in basic hourly wages during the period covered by the labor cost savings absent the labor cost savings over the amount actually paid, together with certain savings in respect of reduced vacation accruals and certain work rule changes.

      The "Excess Amount" for each share of Series C Preferred Stock as to which the put right is exercised (which Excess Amount may be payable when Northwest has elected the mechanism described in clause (ii) of the third preceding paragraph) is equal to the excess of (i) the Put Price over (ii) the specified market price per share of the Common Stock received pursuant to such clause
(ii), multiplied by the number of shares of Common Stock into which one share of Series C Preferred Stock may then be converted.

      In the event Northwest fails to fulfill its mandatory redemption obligations as described above, on a quarterly basis thereafter Northwest must use all cash held by Northwest (or available under revolving credit agreements) in excess of all the requirements within one year of such determination date ("Available Cash") to make partial pro rata redemptions, provided such redemptions are not prohibited under applicable credit agreements. Cash held by Northwest's subsidiaries will be included in the calculation of Available Cash only to the extent such cash is made available to Northwest pursuant to applicable law or any loan agreements or instruments to which Northwest or any of its subsidiaries is a party or is subject.

Dividends

      The "Dividend Date" for the Series C Preferred Stock is August 1 of each year. If the Common Stock is listed on the New York or American Stock Exchange or quoted on the Nasdaq National Market on the business day preceding a Dividend Date, no dividend will accrue on the Series C Preferred Stock in respect of the year then ended. If the Common Stock is not so listed or quoted on such business day, on the following Dividend Date each share of Series C Preferred Stock will accrue a cumulative dividend for the year then ended equal to 5% of (i) the actual labor cost savings realized by Northwest from August 1, 1993 to such Dividend Date plus the aggregate amount of previously accrued dividends on such Series C Preferred Stock, divided by (ii) the total number of shares of Series C Preferred Stock being issued by Northwest. Because the Common Stock is approved for quotation on the Nasdaq National Market, no dividends have accrued on the Series C Preferred Stock.

      In the event Northwest fails to fulfill its mandatory redemption obligations described above, as of the Put Date the Series C Preferred Stock will begin to accrue a cumulative dividend payable quarterly at a rate equal to the greater of 12% per annum or the highest default dividend rate then payable on any series of Preferred Stock of Northwest.
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                                                                               5


Voting Rights

      The Series C Preferred Stock will vote in parity with the Common Stock on all matters submitted to stockholders for a vote, except with respect to the election of directors. When voting with the Common Stock, each share of Series C Preferred Stock has a number of votes equal to 1.364.

      With respect to the election of directors, the Series C Preferred Stock voting as a separate class is entitled to elect a slate of three Series C Directors, one of whom is to be nominated by the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America ("IBT"), one by the International Association of Machinists and Aerospace Workers ("IAM") and one by the Northwest Master Executive Council (the "Northwest MEC") of the Air Line Pilots Association International ("ALPA"). During the period August 1, 1996 until July 31, 2003, the number of Series C Directors will be the greater of three or the number that represents at least 15% of Northwest's directors.

      In the event Northwest fails to fulfill its mandatory redemption obligation described above, the number of Series C Directors will be increased to the greater of (i) three more than the number of Series C Directors then serving on Northwest's Board, and (ii) the number of directors that would cause the proportion of Series C Directors to the total number of directors to be equal to the proportion of the total voting power of all shares of Series C Preferred Stock then outstanding to the total voting power of all shares of all voting capital stock of Northwest then outstanding.

      If the holders of Series C Preferred Stock are entitled to elect more than three directors, the Northwest MEC, the IBT and the IAM will each be entitled to nominate one-third of the Series C Directors, and if the total number of Series C Directors is not a multiple of three, any remaining Series C Directors will be nominated by a unanimous vote of the existing Series C Directors designated by these three unions.

      Holders of Series C Preferred Stock will not be entitled to vote such stock for the election of any directors other than the Series C Directors. The entitlement of the holders of Series C Preferred Stock to elect the Series C Directors will expire on the first date on which no shares of Series C Preferred Stock are outstanding, whether as a result of conversions, exchanges, repurchases or redemptions.

Optional Redemption

      Northwest may redeem the Series C Preferred Stock in whole or in part at the Put Price at any time on 60 days' prior notice. Notwithstanding Northwest's right to redeem the Series C Preferred Stock in whole, until August 1, 2003, each trust may retain one share of Series C Preferred Stock for purposes of
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                                                                               6


exercising the right to elect Series C Directors, as described above.

Liquidation Preference

      The Series C Preferred Stock has a liquidation preference per share equal to the Put Price. The issuance by Northwest of a new series of Preferred Stock that ranks, as to both preference in liquidation and bankruptcy and the receipt of dividends and repayment, senior to or pari passu with the Series C Preferred Stock, does not require the consent of the holders of the Series C Preferred Stock.

Transfer Agent and Registrar

      Norwest Bank Minnesota, National Association is the transfer agent and registrar for the Common Stock.

Item 2.     Exhibits.

      Exhibit No.                       Description
      -----------                       -----------
          1.1            Specimen of Common Stock Certificate.
                         Incorporated by reference to Exhibit 4.1 of Northwest's Registration Statement on Form S-1 (Registration No. 33-74210) filed January 18, 1994, as amended (the "Registration Statement").

          2.1            Second Amended and Restated Certificate of
                         Incorporation of Northwest Airlines
                         Corporation. Incorporated by reference to
                         Exhibit 3.1 of the Registration Statement.
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                                                                               7


          2.2 Certificate of Amendment to Second Amended and Restated Certificates of Incorporation of Northwest Airlines Corporation. Incorporated by reference to Exhibit 3.7 of the Registration Statement.

          2.3 Certificate of Designations for the Series D Junior Participating Preferred Stock. Incorporated by reference to Northwest's Registration Statement on Form 8-A filed with the Commission on November 17, 1995.

          2.4 Certificate of Elimination for the Series A Preferred Stock. Incorporated by reference to Exhibit 4.5 of Northwest's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1997 ("Form 10-K").

          2.5 Certificate of Elimination for the Series B Preferred Stock. Incorporated by reference to Exhibit 4.6 of the Form 10-K.

          2.6 Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of Northwest Airlines Corporation.

          2.7            Amended and Restated Bylaws of Northwest
                         Airlines Corporation.

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                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          NORTHWEST AIRLINES CORPORATION
                                          ("Registrant")


Dated:  April 30, 1998               By: /s/ Douglas M. Steenland
                                                Douglas M. Steenland
                                                Senior Vice President,
                                                Secretary and General
                                                Counsel

                                INDEX TO EXHIBITS

                                                                   Page Number
                                        Filed Herewith (----);    in Sequential
Exhibit                                   or Incorporated by        Numbering
  No.            Description                 Reference to             System
-------          -----------            ----------------------     ------------

    1.1      Specimen of Common           Exhibit 4.1 of
             Stock Certificate.           Northwest's
                                          Registration
                                          Statement on Form S-1
                                          (Registration No. 33-
                                          74210) filed January
                                          18, 1994, as amended
                                          (the "Registration
                                          Statement").

    2.1      Second Amended and           Exhibit 3.1 of the
             Restated Certificate         Registration
             of Incorporation of          Statement.
             Northwest Airlines
             Corporation.

    2.2      Certificate of Amendment     Incorporated by reference
             to Second Amended and        to Exhibit 3.7 of the
             Restated Certificate of      Registration Statement.
             Incorporation of Northwest
             Airlines Corporation.

    2.3      Certificate of               Incorporated by
             Designations for the         reference to
             Series D Junior              Northwest's
             Participating                Registration
             Preferred Stock.             Statement on Form 8-A
                                          filed with the
                                          Commission on
                                          November 17, 1995.

    2.4      Certificate of               Incorporated by
             Elimination for the          reference to Exhibit
             Series A Preferred           4.5 of Northwest's
             Stock.                       Annual Report on Form
                                          10-K for the Fiscal Year Ended
                                          December 31, 1997 ("Form 10- K")

    2.5      Certificate of               Incorporated by
             Elimination for the          reference to Exhibit
             Series B Preferred           4.6 of Northwest's
             Stock.                       Form 10-K.

    2.6      Certificate of                ----
             Amendment of Second
             Amended and Restated
             Certificate of
             Incorporation of
             Northwest Airlines
             Corporation.

    2.7      Amended and Restated          ----
             Bylaws of Northwest
             Airlines Corporation.